SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NEW JERSEY MINING COMPANY

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

645827-106

(CUSIP Number)

c/o Lyons O’Dowd, PLLC

P.O. Box 131

Coeur d’Alene, Idaho 83816

(208) 714-0487

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John A. Swallow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 15,977,003
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,977,003
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,677,003[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.07%[2]
14	TYPE OF REPORTING PERSON IN

1 This amount includes 500,000 purchase warrants immediately exercisable at $0.20 through March 28, 2020; 400,000 purchase warrants immediately exercisable at $0.20 through January 31, 2020; 300,000 purchase warrants immediately exercisable at $0.20 through August 13, 2017; 250,000 options immediately exercisable at $0.10 through April 30, 2019; 250,000 options immediately exercisable at $0.15 through December 31, 2019; 250,000 options immediately exercisable at $0.15 through December 31, 2020; 250,000 options immediately exercisable at $0.10 through December 30, 2020; 250,000 options immediately exercisable at $0.10 through December 30, 2021; 125,000 options immediately exercisable at $0.15 through December 30, 2019; and 125,000 options vesting on December 29, 2017 exercisable at $0.15 through December 31, 2019.

2 The percentage (14.07%) includes 1,200,000 underlying purchase warrants and 1,500,000 options not yet exercised.

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) of John A. Swallow (the “Reporting Person”) in respect of shares of common stock, no par value (the "Shares"), of New Jersey Mining Company, an Idaho corporation (the “Issuer”) (also sometimes referred to as the “Company”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Reporting Person made two small purchases of common stock on the over-the-counter market with personal funds totaling 400,000 shares (with an aggregate purchase price of $46,000) as more fully described on the Form 4 submitted May 18, 2017.

On March 28, 2017, the Reporting Person converted a portion of his promissory note with the Company that allowed for a conversion of all or a portion of the principal balance upon a qualified financing.  The Reporting Person elected to convert $100,000 of the existing note on the same terms of the recently completed financing.  As a result he was issued 500,000 units, which were comprised of 1,000,000 shares and 500,000 warrants exercisable at a price of $0.20 for three years (ending March 28, 2020) as more fully described on the Form 8-K submitted March 30, 2017.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read in its entirety as follows:

(a) The Reporting Person beneficially owns 18,677,003 Shares, representing 14.07% of the outstanding Shares.

(b) The Reporting Person has sole voting and sole dispositive power over the 15,977,003 Shares that he beneficially owns.

(c) On March 28, 2017, the Reporting Person converted $100,000 of his promissory note with the Company on the same terms as the Company’s private placement. As a result he was issued 500,000 units at $0.20 per unit (the “Units”).  The Units were comprised of 1,000,000 shares and 500,000 warrants exercisable at a price of $0.20 for three years (ending March 28, 2020) as more fully described on the Form 8-K submitted March 30, 2017.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017

/s/ John A. Swallow

__________________________

John A. Swallow

3